UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         First National Bancshares, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    32111B104
                             ----------------------
                                 (CUSIP Number)

                                Jerry L. Calvert
                               215 N. Pine Street
                        Spartanburg, South Carolina 29302
                            Telephone: (864) 948-9001
                     ---------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 1, 2002
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.1313d-1(g), check
the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 32111B104                                                  Page 2 of 5

                                  SCHEDULE 13D

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jerry L. Calvert
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Carolina, United States
-------- -----------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          30,300 - shares of common stock owned directly.
  EACH REPORTING PERSON          32,000 - shares that the filer has the right to
       WITH                      acquire pursuant to a employment agreement

-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER


-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 30,300 - shares of common stock owned directly.
                                 32,000 - shares that the filer has the right to
                                 acquire pursuant to a employment agreement
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,300
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|


-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.06%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN



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CUSIP No. 32111B104                                                  Page 3 of 5

Item 1.    Security and Issuer

         This statement relates to the Common Stock, par value $.01, of First National Bancshares, Inc. (the "Issuer"), the principal executive offices of which are located at 215 N. Pine Street, Spartanburg, South Carolina 29302.


Item 2.    Identity and Background

           This statement is being filed by Jerry L. Calvert (the
"Shareholder"), the President, Chief Executive Officer and a director of the Issuer, who is a citizen of the United States.

           Shareholder's principal occupation is serving as the President and Chief Executive Officer of First National Bancshares, Inc. Shareholder's address at Shareholder's principal place of business is 215 N. Pine Street, Spartanburg, South Carolina 29302.

           During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds and Other Consideration

         The Shareholder became the beneficial owner of shares of common stock through the following transactions:

          (a) The purchase of 24,800 Shares through a broker and held in an IRA account in the Issuer's initial offering on March 17, 2000;
          (b) The  purchase  of 5,500  Shares in a private  transaction  with personal funds in the Issuer's initial offering on March 17, 2000;
          (c) Pursuant to his employment agreement which granted him options in consideration of his efforts as president and chief executive officer of the Issuer and the Issuer's subsidiary bank. The options granted on March 27, 2000 cover 60,000 shares and vest ratably over five years beginning on March 27, 2001; and
          (d) Pursuant to a warrant agreement issued in consideration of his efforts as an organizer of the Issuer's subsidiary bank. The warrants cover 20,000 shares and vest ratably over five years beginning on February 10, 2001.
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CUSIP No. 32111B104                                                Page  4 of 5

Item 4.    Purpose of Transaction

           The Shareholder acquired his shares for investment purposes. In the future, the Shareholder may acquire additional shares or dispose of some or all of the securities of the Issuer that he now owns. The Shareholder has no current plans to acquire more than 10% of the total number of shares outstanding.

Item 5.    Interest in the Securities of the Issuer

         (a) Purchaser beneficially owns 62,300 shares of the Company, or approximately 5.06% of the outstanding Shares, consisting of 30,300 Shares, an Option to purchase 24,000 Shares at a price of $10.00 per share, and a Warrant to purchase 8,000 Shares at a price of $10.00 per share.

         (b) Purchaser has the sole power to vote and direct the disposition of 30,300 Shares and has the right to acquire 32,000 Shares at an exercise price of $10.00 per share.

         (c) Purchaser acquired 30,300 of the Shares he beneficially owns March 17, 2000 at a price of $10.00 per share. Of these Shares, 24,800 were purchased through a broker and placed in an IRA account in Purchaser's name. The remaining 5,500 Shares were purchased in a private transaction with personal funds, of which 5,200 Shares are in the Purchaser's name and the remaining 300 Shares are held in Trust accounts for which the Purchaser serves as Trustee.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.


Item 7.    Material to Be Filed as Exhibits

           None.



                         (Signature on subsequent page.)


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CUSIP No. 32111B104                                                 Page 5 of 5




                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 24, 2002

                                                  Jerry L. Calvert:


                                                  /s/ Jerry L. Calvert
                                                  ----------------------------